press release

ArcelorMittal announces US$1.0 billion three-year investment programme in Mexico

28 September 2017 - ArcelorMittal (‘the Company’) today announces a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s productive capacity of 5.3 million tonnes and significantly enhance the proportion of higher-value added products in its product mix, in-line with the Company’s Action 2020 strategic plan.

The main investment will be construction of a new hot strip mill. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. Further investments will be made at Lázaro Cárdenas to improve the quality and productivity of the asset base, with additional investment in the group’s Mexican mining operations.

Today’s announcement follows confirmation that the Mexican government has established five Special Economic Zones (SEZ) in southern Mexico to attract infrastructure investment in areas of undeveloped economic potential. Lázaro Cárdenas, home to ArcelorMittal Mexico’s primary steelmaking operations, was named a SEZ.

Commenting, Lakshmi Mittal, Chairman and CEO, ArcelorMittal, said:

“In order to make investment decisions of the scale we have announced today we need both a favourable investment environment and confidence in long-term domestic growth prospects. I therefore warmly welcome the confirmation of the Special Economic Zones by the Mexican government, which establishes a positive regulatory investment framework aimed at facilitating economic and infrastructure development in the south of the country. Our investment programme is aligned with the Mexican government’s objectives, and will enable us to benefit from the anticipated increased demand for higher-added value steel products from domestic Mexican customers. It reinforces our long-standing presence in Mexico, will support the creation of approximately 800 new jobs and play an important role in bolstering economic activity in the region.”

Victor Cairo, CEO, ArcelorMittal Mexico, added:

“Construction of the new hot strip mill, alongside the other projects in our investment programme which are geared towards enhancing the efficiency and quality of our operations, will enable us to optimise our asset base and increase the proportion of finished steel products for our domestic customers. The investments will help us to meet the demand requirements for higher-added value products we expect to see from domestic customers, which today are heavily dependent on imports, while continuing to support ArcelorMittal’s NAFTA operations by providing high-quality semi-finished steel slabs.”

ArcelorMittal Mexico currently produces c. 4 million tonnes of steel a year. Following completion of the investment programme, production would be optimised to c. 5.3 million tonnes per year, with the proportion of finished steel for the domestic Mexican market significantly expanded. Flat rolled steel production would total c. 2.5 million tonnes, long steel c. 1.8 million tonnes with the remaining 1 million tonnes made up of semi-finished slabs.